Press Release

 GreenPower Updates Sales Pipeline and Reports
First Quarter Fiscal 2025 Results
Shareholder Call Scheduled for August 15, 2024 at 9:30 a.m. EDT/6:30 a.m. PDT

Vancouver, Canada, August 14, 2024 - GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower" and the "Company"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today reported its first quarter fiscal year 2025 results and provided an update on its sales pipeline.

"We have seen a significant uptick this summer in our sales pipeline for GreenPower's all-electric commercial vehicles, including 28 specialty vehicles for deployment in Canada which would utilize our current inventory of EV Star Cab & Chassis.  We've also received orders for EV Star Passenger Vans in a variety of seating configurations and EV Star Cargo Plus for more than 20 vehicles," said Fraser Atkinson, GreenPower Chairman and CEO. "We anticipate delivering most of these vehicles by the end of this calendar year."

"The pipeline of GreenPower all-electric, purpose-built, zero-emission school bus orders has more than 30 vehicles slated for delivery in California and Oregon over the next 90 to 120 days," added Brendan Riley, GreenPower President. "These orders complement the 88 school buses previously announced for the East Coast. This East-West strategy of manufacturing and delivering product nationwide is what the Company envisioned when the West Virginia plant was added to complement our California production capacity."

"While uncertainty over state regulations and federal incentives combined with other global economic factors slowed some EV markets earlier this year, the increase in orders and quotes GreenPower is now experiencing shows that the demand for all-electric vehicles is still there and that the market is rebounding with significant growth potential as the industry addresses these hurdles and paves the way for a more electrified and sustainable future," Atkinson continued.  "Consequently, we see a step up in our revenue through the remaining quarters this fiscal year."

First Quarter 2025 Highlights:

  Generated revenues of $3.0 million for the three months ended June 30, 2024.  Cost of sales of $2.8 million yielding a gross profit of more than $0.2 million.
  Delivered three BEAST Type D all-electric school buses, four EV Star Cargo and EV Star Cargo Plus and five EV Star Passenger Vans.
  Delivered the first Type D BEAST all-electric, purpose-built, zero-emission school bus manufactured in South Charleston, West Virginia and continued ground-up production of additional BEAST Type D school buses for the fulfillment of the 37 ordered by the state.
  Introduced the EV Star REEFERX. Built on GreenPower's EV Star Cab & Chassis platform, the EV Star REEFERX is purpose-built and fully customizable with a lighter body to allow for increased payload. Designed to serve mid to last-mile refrigerated delivery and catering applications, the EV Star REEFERX moves goods that need to be temperature controlled, such as fresh and frozen foods, flowers and pharmaceuticals, among other applications. The vehicle body features a one interior wall structure to allow for seamless sanitation, consistent insulation throughout and a longer life.

  At the end of the quarter had working capital of $13.9 million and inventory of $33.7 million, including $13.4 million of finished goods.
  During the quarter, the Company raised gross proceeds of $2.3 million (before deducting underwriting discounts and offering expenses) with an underwritten Unit offering comprised of 1,500,000 common shares and warrants to purchase 1,575,000 common shares.

For additional information on the results of operations for the three months ended June 30, 2024 review the interim financial statements and related reports posted on GreenPower's website as well as on www.sedar.com or filed on EDGAR.

Shareholder Call Information

Date: Thursday August 15, 2024
Time: 6:30 a.m. PDT / 9:30 a.m. EDT

Participant dial-in: (US) 1-844-739-3982 (Canada); 1-866-605-3852; (International) 1-412-317-5718. Ask to be joined into the GreenPower Motor Company Inc. conference call.

Webcast Link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=Ld1j4FwO

Replay: (US) 1-877-344-7529; (Canada) 1-855-669-9658; (International) 1-412-317-0088

Replay access code: 5340511

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Forward-Looking Statements
This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Such forward-looking statements include, among other things, that GreenPower plans to deliver 30 school buses slated for delivery in California and Oregon over the next 90 to 120 days, that GreenPower plans to deliver 88 all-electric school buses previously announced for the East Coast, that GreenPower anticipates delivering by the end of the year most of the EV Star Passenger vans and EV Star Cargo Plus for which it has received orders for more than 20 vehicles, and that GreenPower will see an uptick in its sales pipeline from 28 specialty vehicles for deployment in Canada. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2024 GreenPower Motor Company Inc. All rights reserved.